UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Patent Interference Proceedings

As previously announced, on July 20, 2015, the United States Patent and Trademark Office (“USPTO”) declared Patent Interference No. 106,030 involving Auris Medical Holding AG’s (the “Company”) issued U.S. patent No. 9,066,865 (the “’865 Patent”) and Otonomy Inc.’s (“Otonomy”) U.S. patent application No. 13/848,636 (the “’636 Application”). An interference is a proceeding within the USPTO to determine the priority of an invention that is claimed in patents filed by different parties. The Company’s ’865 Patent discloses methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions and its claims are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. The patent interference identified claims 1-9 in the Company’s ’865 Patent as interfering with claims 38, 43 and 46-50 of Otonomy’s ’636 Application.

On January 26, 2017, the USPTO issued a decision on the interference granting the Company benefit of priority, refusing all claims in Otonomy’s ’636 Application and entering judgment against Otonomy. In addition, claims 1-8 of the Company’s ’865 Patent were cancelled because the USPTO determined that the written description of the patent specification lacked full scope support for treating middle or inner ear disease with fluoroquinolone. However, claim 9 of the Company’s ’865 Patent, which is directed to a method of treating viral and bacterial infections with intratympanic injection of a fluoroquinolone antibiotic in a poloxamer 407 composition under certain specifications, was affirmed.

The USPTO’s decision is not final and may be appealed. There can be no assurance that the Company will be successful on appeal or that the validity or enforceability of the Company’s ’865 Patent will not be challenged in the future.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Anne Sabine Zoller
	Name:	Anne Sabine Zoller
	Title:	General Counsel

Date: February 14, 2017